EXPLANATION OF RESPONSES
(1)	Held directly by Insight Partners (Cayman) XI, L.P.
(2)	Held directly by Insight Partners (Delaware) XI, L.P.
(3)	Held directly by Insight Partners (EU) XI, S.C.Sp.
(4)	Held directly by Insight Partners XI (Co-Investors) (B), L.P.
(5)	Held directly by Insight Partners XI (Co-Investors), L.P.
(6)	Held directly by Insight Partners XI, L.P.
(7)
Each share of the Issuer’s Series F Preferred Stock will automatically convert into one (1) share of the Issuer's Common Stock immediately upon the closing of the Issuer's initial public offering and has no expiration date.